Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

D-Wave Systems Inc.—Providing Quantum Computing Technology to Help Financial Institutions Speed Up Such High-Variable Calculations as Uncovering Optimal Solutions To Improve Investment Portfolio Hedging

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Complex financial calculations, difficult or impossible to rapidly perform with traditional computers alone, are now being solved using the quantum systems of D-Wave, the world’s first commercial quantum computing company

•	D-Wave offers a full-stack of quantum computing systems, software, developer tools, and services, to enterprises, governments, laboratories, and academics, including financial institutions

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Recently, D-Wave signed a multi-year agreement in collaboration with Mastercard to create quantum applications in such areas as consumer loyalty and rewards, cross-border settlement, and fraud management

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Earlier this year, D-Wave and CaixaBank collaborated to create quantum applications for CaixaBank’s Life Insurance and Pension company, VidaCaixa, resulting in up to a 90% reduction in computing time for calculating superior investment portfolio hedging

D-Wave Systems Inc., a leader in quantum computing systems, software, and services focused on delivering customer value through practical quantum applications, is the only provider building both annealing and gate-way model quantum computers. The company is unlocking commercial use cases in optimization today while building technologies aimed at enabling new solutions for tomorrow.

The company is best known for its annealing system, which rapidly identifies minimums in problems covering many variables and options. Where classical computers fall short on certain complex problems with too many variables, a quantum annealing system can solve them.

D-Wave’s current commercial product offerings include:

•	Advantage(TM) – a fifth-generation quantum computer

•	Leap(TM) – a quantum cloud service

•	Launch(TM) – a quantum computing onboarding service

•	Ocean(TM) – a full suite of open-source programming tools

The company recently finalized agreements with two top financial services companies: Mastercard (NYSE: MA) and CaixaBank.

D-Wave and Mastercard (NYSE: MA) just announced a strategic alliance designed to help advance the adoption of quantum computing solutions in the sector. Under the multi-year agreement, D-Wave and Mastercard will work together to develop quantum-hybrid applications in areas such as fraud management, cross-border settlement, customer loyalty and more (https://nnw.fm/HJ5gN).

“We are heralding in the next wave of computing. Just like the creation of the PC, the emergence of the internet and the proliferation of smartphones and voice assistants, it is our belief that quantum will have far-reaching and industry-disrupting impact, especially in the financial services sector,” D-Wave CEO Alan Baratz said.

The collaboration’s main goal is to provide more value and enhance the overall customer experience. “People expect hyper-personalized experiences. Quantum computing’s unique ability to analyze huge numbers of potential combinations can deliver optimal solutions that will improve efficiency and provide choice,” said Ken Moore, Chief Innovation Officer at Mastercard. “Our work with D-Wave will explore the endless applications of quantum computing for practical, real-world financial services applications.”

Earlier this year, D-Wave and CaixaBank, a leading international financial group based in Spain, announced the results of two financial quantum hybrid computing applications for investment portfolio optimization and investment hedging calculation. These applications decreased the computing time for solving complex financial problems, improved investment portfolio optimization, increased a bond portfolio rate of return, and minimized the capital needed for hedging operations through this collaboration (https://nnw.fm/GvoXK).

CaixaBank’s Life Insurance and Pension company, VidaCaixa, recently leveraged D-Wave’s Leap(TM) quantum cloud and hybrid solvers to build a quantum application within their investment portfolio selection and allocation, and within their portfolio hedging efforts to offer better services to clients. Through the collaboration, CaixaBank Group became the first known financial services company to apply quantum computing in the investment hedging and insurance sector.

Regarding CaixaBank Group’s investment portfolios, the algorithm rapidly generates portfolios that can be optimized against a greater variety of constraints in a shortened period, optimizing the internal rate of return by 10% in the chosen portfolio of bonds.

The reduction in computing time was up to 90% compared to traditional approaches. The implementation has also increased the ability to deal with modeling complexity, allowing for a more dynamic model, which is better adapted to accommodate real-time markets. Optimization has also been achieved for the invested capital while maintaining constant risk levels to improve the hedging decision-making process.

D-Wave is uniquely positioned in this new but expanding market, with what would seem to be an abundant number of opportunities for growth. Boston Consulting Group notes that the quantum computing total addressable market (TAM) could reach up to $5 billion in the near term and between $450 and $850 billion by 2040, with combinatorial optimization problems, which are best suited for annealing systems, representing approximately 24% to 26% of the TAM, which translates to $500 million to $1.2 billion in the near term, potentially growing to $112 billion to $212 billion longer term. The 20% of this TAM that is expected to be available to quantum hardware, software and service providers such as D-Wave is $100 million to $250 million in the near term, potentially growing to $22 billion to $42 billion longer term. .

For more information, visit the company’s website at www.DWaveSys.com.

Important Information About the Proposed Transaction between D-Wave Systems Inc. “D-Wave” and DPCM Capital, Inc. “DPCM Capital” and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital is provided in a registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc. that includes a prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. DPCM Capital commenced mailing the definitive proxy statement/prospectus to its stockholders on or about July 13, 2022 in connection with the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding the total addressable market for quantum computing; the increased adoption of quantum computing solutions and expansion of related market opportunities and use cases; and the proposed benefits of the collaboration with CaixaBank and Mastercard. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including risks relating to general economic conditions, risks relating to the immaturity of the quantum computing market and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM Capital, Inc.’s Annual Report on Form 10-K filed with the SEC on March 15, 2022, and in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the proposed transaction between D-Wave and DPCM Capital, Inc., and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D- Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus for the transaction. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus.